SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Origin and Justification of the Proposal of Amendment to the Bylaws:

This is a proposal of change in paragraph 1 of article 4 of the Company’s Bylaws, to increase the number of shares of the authorized capital. The proposal originated from the Company’s executive office, and it seeks to adapt the number of shares comprising the authorized capital to the Company’s new reality, allowing the Board of Directors to initiate, in a more expeditious way, the procedures that are necessary to the entry of new funds into the share capital, always respecting the applicable rules of the Corporation Law, mainly the shareholders’ preemptive right.

In this way, the increase in the proposed authorized capital has the purpose, among others, of ensuring to the Company’s Board of Directors the capacity to implement the stages of the operation mentioned in the Relevant Fact disclosed on January 22, 2010, mainly as regards the Company’s capital increase in an amount between R$ 4.5 billion and R$ 5.0 billion.

The proposal sets forth an increase in the number of shares of the authorized capital by 467,965,460 shares, of which 307,337,561 are common shares, 160,627,899 are class “A” preferred shares and zero class “B” preferred shares. If the proposal is approved, the Company shall be authorized to increase the share capital by resolution of its Board of Directors, regardless of an amendment to the bylaws, up to the limit of 1,152,937,970 shares, of which 535,661,731 are common shares, 616,682,421 are class “A” preferred shares and 593,818 are class “B” preferred shares (as to these last ones, there is no change in the current limit).

With the exception of the increase in the Company’s capital in the amount between R$ 4.5 billion and R$ 5.0 billion mentioned in the Relevant Fact disclosed on January 22, 2010, the Company has no current plans to make capital increases based on the authorized capital.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2010
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.